UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Progenics Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0013 per share

(Title of Class of Securities)

743187106

(CUSIP Number)

Stephanie P. Cooper

Altiva Management Inc.
1055b Powers Place

Alpharetta, GA 30009

(678) 580-2769

Copies to:

Olshan Frome Wolosky LLP

Steve Wolosky, Esq.

Meagan Reda, Esq.

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 3, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743187106

1	NAME OF REPORTING PERSON

Velan Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,011,633 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,011,633 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,011,633 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%(1)
14	TYPE OF REPORTING PERSON

PN

(1)	Based on 86,596,633 shares of Common Stock outstanding as of March 18, 2020, as disclosed in the Issuer’s Definitive Proxy Statement on Form DEFM14A filed with the Securities and Exchange Commission on March 19, 2020.

2

CUSIP No. 743187106

1	NAME OF REPORTING PERSON

Velan Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,011,633 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,011,633 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,011,633 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%(2)
14	TYPE OF REPORTING PERSON

OO

(1)	Comprised of shares of Common Stock held by Velan Capital Partners LP. See Item 5(b).

(2)	Based on 86,596,633 shares of Common Stock outstanding as of March 18, 2020, as disclosed in the Issuer’s Definitive Proxy Statement on Form DEFM14A filed with the Securities and Exchange Commission on March 19, 2020.

3

CUSIP No. 743187106

1	NAME OF REPORTING PERSON

Velan Principals GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,011,633 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,011,633 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,011,633 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%(2)
14	TYPE OF REPORTING PERSON

OO

(1)	Comprised of shares of Common Stock held by Velan Capital Partners LP. See Item 5(b).

(2)	Based on 86,596,633 shares of Common Stock outstanding as of March 18, 2020, as disclosed in the Issuer’s Definitive Proxy Statement on Form DEFM14A filed with the Securities and Exchange Commission on March 19, 2020.

4

CUSIP No. 743187106

1	NAME OF REPORTING PERSON

Velan Capital Investment Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,011,633 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,011,633 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,011,633 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%(2)
14	TYPE OF REPORTING PERSON

PN

(1)	Comprised of shares of Common Stock held by Velan Capital Partners LP. See Item 5(b).

(2)	Based on 86,596,633 shares of Common Stock outstanding as of March 18, 2020, as disclosed in the Issuer’s Definitive Proxy Statement on Form DEFM14A filed with the Securities and Exchange Commission on March 19, 2020.

5

CUSIP No. 743187106

1	NAME OF REPORTING PERSON

Velan Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,011,633 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,011,633 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,011,633 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%(2)
14	TYPE OF REPORTING PERSON

OO

(1)	Comprised of shares of Common Stock held by Velan Capital Partners LP. See Item 5(b).

(2)	Based on 86,596,633 shares of Common Stock outstanding as of March 18, 2020, as disclosed in the Issuer’s Definitive Proxy Statement on Form DEFM14A filed with the Securities and Exchange Commission on March 19, 2020.

6

CUSIP No. 743187106

1	NAME OF REPORTING PERSON

Velan Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		100 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

100 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%(1)
14	TYPE OF REPORTING PERSON

PN

(1)	Based on 86,596,633 shares of Common Stock outstanding as of March 18, 2020, as disclosed in the Issuer’s Definitive Proxy Statement on Form DEFM14A filed with the Securities and Exchange Commission on March 19, 2020.

7

CUSIP No. 743187106

1	NAME OF REPORTING PERSON

Altiva Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		100 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

100 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%(2)
14	TYPE OF REPORTING PERSON

CO

(1)	Comprised of shares of Common Stock held by Velan Capital, L.P. See Item 5(b).

(2)	Based on 86,596,633 shares of Common Stock outstanding as of March 18, 2020, as disclosed in the Issuer’s Definitive Proxy Statement on Form DEFM14A filed with the Securities and Exchange Commission on March 19, 2020.

8

CUSIP No. 743187106

1	NAME OF REPORTING PERSON

Balaji Venkataraman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		100 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,011,633 shares of Common Stock(2)
PERSON WITH	9	SOLE DISPOSITIVE POWER

100 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

8,011,633 shares of Common Stock(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,011,733 shares of Common Stock(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%(3)
14	TYPE OF REPORTING PERSON

IN

(1)	Comprised of shares of Common Stock held by Velan Capital, L.P. See Item 5(b).

(2)	Comprised of shares of Common Stock held by Velan Capital Partners LP. See Item 5(b).

(3)	Based on 86,596,633 shares of Common Stock outstanding as of March 18, 2020, as disclosed in the Issuer’s Definitive Proxy Statement on Form DEFM14A filed with the Securities and Exchange Commission on March 19, 2020.

9

CUSIP No. 743187106

1	NAME OF REPORTING PERSON

Deepak Sarpangal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,011,633 shares of Common Stock(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

8,011,633 shares of Common Stock(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,011,633 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%(2)
14	TYPE OF REPORTING PERSON

IN

(1)	Comprised of shares of Common Stock held by Velan Capital Partners LP. See Item 5(b).

(2)	Based on 86,596,633 shares of Common Stock outstanding as of March 18, 2020, as disclosed in the Issuer’s Definitive Proxy Statement on Form DEFM14A filed with the Securities and Exchange Commission on March 19, 2020.

10

CUSIP No. 743187106

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein that are not defined herein have the meanings given to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

Items (a)-(c), and (f) are filed by the following:

(a)       This statement is filed by:

(i)	Velan Capital, L.P., a Georgia limited partnership (“Velan”), files this Schedule 13D with respect to the Shares directly owned by it. Velan is a private investment partnership with a principal business address at 1055b Powers Place, Alpharetta, GA 30009.
(ii)	Altiva Management Inc., a Nevada corporation (“Altiva”), files this Schedule 13D as the general partner of Velan. Altiva is a private investment adviser with a principal business address at 1055b Powers Place, Alpharetta, GA 30009. The directors of Altiva are Stephanie Cooper and Yelena Epova, both United States citizens. Ms. Cooper is the President and Secretary of Altiva and Ms. Epova is the Treasurer of Altiva. Ms. Cooper and Ms. Epova are referred to herein as the “Altiva Managers.” The business address of Ms. Cooper is 1055b Powers Place, Alpharetta, GA 30009. The business address of Ms. Epova is 5 Concourse Pkwy, Suite 1000, Atlanta, GA 30328. Ms. Cooper’s principal employment is as President and Secretary of Altiva, which employment is conducted at the address for Altiva indicated above. Ms. Epova’s principal occupation is as CPA and Partner with Aprio, LLP, whose address is the same as the business address of Ms. Epova as indicated above.
(iii)	Velan Capital Partners LP, a Delaware limited partnership (“Velan Capital”), files this Schedule 13D with respect to the Shares directly beneficially owned by it. Velan Capital is a private investment partnership with a principal business address at 1055b Powers Place, Alpharetta, GA 30009.
(iv)	Velan Capital Holdings LLC, a Delaware limited liability company (“Velan Capital GP”), files this Schedule 13D as the general partner of Velan Capital. The principal business of Velan Capital GP is serving as the general partner of Velan Capital. Velan Capital GP has a principal business address at 1055b Powers Place, Alpharetta, GA 30009.
(v)	Velan Principals GP LLC, a Delaware limited liability company (“Velan Principals”), files this Schedule 13D as a Managing Member of Velan Capital GP. The principal business of Velan Principals is serving as a Managing Member of Velan Capital GP. Velan Principals has a principal business address at 1055b Powers Place, Alpharetta, GA 30009.
(vi)	Velan Capital Investment Management LP, a Delaware limited partnership (“Velan Capital Management”), files this Schedule 13D as the investment manager of Velan Capital. Velan Capital Management is an investment adviser with a principal business address at 1055b Powers Place, Alpharetta, GA 30009.
(vii)	Velan Capital Management LLC, a Delaware limited liability company (“Velan Capital Management GP”), files this Schedule 13D as the general partner of Velan Capital Management. The principal business of Velan Capital Management GP is serving as the general partner of Velan Capital Management. Velan Capital Management GP has a principal business address at 1055b Powers Place, Alpharetta, GA 30009.
11

CUSIP No. 743187106

(viii)	Balaji Venkataraman, a citizen of the United States, files this Schedule 13D as the sole shareholder of Altiva and as a Managing Member of each of Velan Principals and Velan Capital Management GP. Mr. Venkataraman is an investor in the specialty pharmaceutical industry. Mr. Venkataraman’s business address is 1055b Powers Place, Alpharetta, GA 30009.
(ix)	Deepak Sarpangal, a citizen of the United States, files this Schedule 13D as a Managing Member of each of Velan Capital GP and Velan Capital Management GP. The principal occupation of Mr. Sarpangal is serving as the Managing Member of each of Sarpa Holdings, a private investment company, Velan Capital GP and Velan Capital Management GP. Mr. Sarpangal’s business address is 9 Toledo Court, Burlingame, CA 94010.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(d)       During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any Altiva Manager, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any Altiva Manager, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

Velan used approximately $36,335,909 (including brokerage commissions) in the aggregate to purchase the 8,011,733 Shares previously reported in the Schedule 13D as being beneficially owned by Velan. The funds used to acquire such Shares were working capital of Velan. On April 3, 2020, Velan transferred 8,011,633 Shares to Velan Capital (the “Internal Transfer”).

Item 5.	Interest in Securities of the Issuer

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The information set forth in Items 11 and 13 of the cover pages hereto is incorporated herein by reference. The ownership percentages set forth in Item 13 are calculated pursuant to Rule 13d-3 of the Act and are based on 86,596,633 shares of Common Stock outstanding as of March 18, 2020, as disclosed in the Issuer’s Definitive Proxy Statement on Form DEFM14A filed with the Securities and Exchange Commission on March 19, 2020.

As of the close of business on April 8, 2020, the Reporting Persons collectively beneficially owned an aggregate of 8,011,733 Shares, constituting approximately 9.3% of the Shares outstanding. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       The information set forth in Items 7 through 10 of the cover pages hereto is incorporated herein by reference.

12

CUSIP No. 743187106

Velan directly owns the shares of Common Stock reported herein as being beneficially owned by it. Velan may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) such shares. Each of Altiva, as the general partner of Velan, and Balaji Venkataraman, as the sole shareholder of Altiva, may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly owned by Velan.

Velan Capital directly beneficially owns the shares of Common Stock reported herein as being beneficially owned by it. Velan Capital may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) such shares. Each of Velan Capital GP, as the general partner of Velan Capital, Velan Principals, as a Managing Member of Velan Capital GP, Velan Capital Management, as the investment manager of Velan Capital, and Velan Capital Management GP, as the general partner of Velan Capital Management, may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by Velan Capital. Mr. Venkataraman, as a Managing Member of each of Velan Principals and Velan Capital Management GP, and Mr. Sarpangal, as a Managing Member of each of Velan Capital GP and Velan Capital Management GP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by Velan Capital.

(c)       Other than the Internal Transfer, none of the Reporting Persons have entered into any transactions with respect to Shares of the Issuer during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On April 9, 2020, the Reporting Persons entered into a Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement, dated April 9, 2020.

13

CUSIP No. 743187106

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: April 9, 2020

VELAN CAPITAL, L.P.

By:	Altiva Management Inc., its general partner

By:	/s/ Stephanie P. Cooper
	Name:	Stephanie P. Cooper
	Title:	President and Secretary

ALTIVA MANAGEMENT INC.

By:	/s/ Stephanie P. Cooper
	Name:	Stephanie P. Cooper
	Title:	President and Secretary

VELAN CAPITAL PARTNERS LP

By:	Velan Capital Holdings LLC, its general partner

By:	/s/ Deepak Sarpangal
	Name:	Deepak Sarpangal
	Title:	Managing Member

VELAN CAPITAL HOLDINGS LLC

By:	/s/ Deepak Sarpangal
	Name:	Deepak Sarpangal
	Title:	Managing Member

VELAN CAPITAL INVESTMENT MANAGEMENT LP

By:	Velan Capital Management LLC, its general partner

By:	/s/ Balaji Venkataraman
	Name:	Balaji Venkataraman
	Title:	Managing Member

VELAN PRINCIPALS GP LLC

By:	/s/ Balaji Venkataraman
	Name:	Balaji Venkataraman
	Title:	Managing Member

14

CUSIP No. 743187106

VELAN CAPITAL MANAGEMENT LLC

By:	/s/ Balaji Venkataraman
	Name:	Balaji Venkataraman
	Title:	Managing Member

/s/ Balaji Venkataraman
BALAJI VENKATARAMAN

/s/ Deepak Sarpangal
DEEPAK SARPANGAL

15